Greenberg Traurig, LLP
77 West Wacker Drive, Suite 3100

Chicago, IL 60601

June 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	BRIX REIT, Inc.; Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:

On behalf of BRIX REIT, Inc. (the “Applicant”), we submitted an application (the “Application”) on April 23, 2019, seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from all provisions of the Act during the period from April 23, 2019, to April 23, 2020. After further consideration, the Applicant has determined to withdraw the Application.

Accordingly, we are writing on behalf of the Applicant to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.

If you have any questions regarding this matter, please do not hesitate to contact me at 312.456.8438 or dona@gtlaw.com.

Very truly yours,

/s/ Arthur Don

Arthur Don

cc:	Raymond J. Pacini, BRIX REIT, Inc. CFO

Gregory W. Preston, Esq., Corporate Law Solutions, PC